SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2004
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Reports
First Quarter Results for 2004

Denver, Colorado, and Montpellier, France – May 12, 2004 – Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), a leading multimedia conferencing specialist, today reported financial results (unaudited) for the first quarter ended March 31, 2004. All results are reported under French Generally Accepted Accounting Principles (GAAP).

First Quarter 2004 Highlights

•	Total revenue was €36.2 million, a 20.7% decrease compared to the first quarter of 2003.
•	Total volume increased 11.3% on a sequential quarterly basis to 359.9 million minutes in the first quarter of 2004. Automated conferencing services increased 12.2% sequentially.
•	Gross margin was 62.0% in the first quarter of 2004 compared to 63.2% in the first quarter of 2003.
•	EBITDA[2], excluding non-recurring charges, was €6.9 million as compared to €11.0 million in the first quarter of 2003.
•	Net cash[3] at March 31, 2004 was €21.2 million, an increase of €3.3 million during the first quarter.

First Quarter 2004 Operating Results

For the first quarter of 2004, revenue was €36.2 million, a 20.7% decrease compared to 2003 first-quarter revenue of €45.7 million. In U.S. dollars, for the first quarter of 2004, revenue was $45.3 million, a 7.6% decrease compared to $49.0 million of revenue in the first quarter of 2003. Revenue continued to reflect three primary factors: industry-wide price erosion, migration to automated conferencing services and the weakness of the U.S. dollar compared to the euro.

Total call volume increased to 359.9 million minutes in the first quarter of 2004, up 10.9% from the prior year and up 11.3% sequentially from total volume in the fourth quarter of 2003. Automated services call volumes were up 21.5% from the first quarter of 2003 and up 12.2% sequentially from the fourth quarter of 2003. In the first quarter of 2004, automated services represented approximately 74.3% of total revenue compared to 62.2% in the first quarter of 2003.

Gross margin for the first quarter of 2004 was 62.0% compared to 63.2% in the first quarter of 2003. The decline in gross margin reflected an increased percentage of the company’s total revenue generated from high-volume, large enterprise customers.

Selling, general and administrative expenses, excluding non-recurring charges, were €18.5 million in the first quarter of 2004 compared to €21.1 million in the first quarter of 2003.

Earnings before interest, taxes, depreciation and amortization (EBITDA2), before non-recurring charges in the first quarter of 2004, was €6.9 million as compared to €11.0 million in the prior-year period. In U.S. dollars, EBITDA, before non-recurring changes, was $8.6 million for the first quarter of 2004 compared to $11.8 million in the same period last year. EBITDA for the first quarter of 2004 excluded non-recurring charges of approximately €1.9 million related to the closing of the company’s Chanhassen, Minnesota, call center and expenses incurred in connection with further cost containment initiatives.

As of March 31, 2004, the company’s net cash3 was €21.2 million, up from €17.9 million of net cash at December 31, 2003. The change in net cash included €2.2 million of open market repurchases of the company’s convertible notes during the first quarter. Additionally, in April 2004, the company made €7.3 million of principal repayments on its outstanding long-term debt.

“Our strategy is to continue to increase our penetration of the global large enterprise market. Our industry-leading multimedia conferencing technology, pricing strategy, global presence and support organization position Genesys as a single-source provider that is very well suited to meet the demands of this market segment,” said Francois Legros, Chairman and CEO. “While the global enterprise market is highly price competitive, we will continue to build upon our unique advantages and continue to pursue initiatives for enhancing our competitiveness.”

Conference Call and Webcast

Chief Executive Officer François Legros and Executive Vice President/Chief Financial Officer Michael E. Savage will host a conference call on Wednesday, May 12, 2004, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Daylight Time to discuss first quarter 2004 financial results. The conference call will be webcast live and may be accessed at www.genesys.com. A replay of the call will be available at www.genesys.com.

________________________
1  USD amounts were calculated using the average quarterly exchange rate.
2  See attached note to consolidated statements of operations for reconciliation of operating income and EBITDA.
3  Net cash is equivalent to cash and cash equivalents less bank overdrafts.

Impact of Exchange Rates
Our acquisitions have expanded our international operations and thus increased our exposure to exchange rate fluctuations, in particular the U.S. dollar. In 2003, the U.S. dollar declined significantly compared to the euro, and, as a result, the comparability of our revenues and results of operations expressed in euros were significantly impacted.

We prepare our consolidated financial statements in euros. In order to demonstrate the impact of the decline of the U.S. dollar on our revenues from the first quarter 2003 to the first quarter 2004, we have recalculated our revenues as if our functional currency had been the U.S. dollar rather than the euro. For this purpose, we have used the average for each quarter of the daily euro/U.S. dollar exchange rates for the first quarters of 2003 and 2004, respectively, which are the rates we used for translation purposes in our consolidated income statement.

We believe that this analysis is useful because the majority of our revenues were actually earned in U.S. dollars. However, the change in our U.S. dollar revenues also reflects the mechanical impact of exchange rate differences on the portion of our consolidated revenues earned in euros.

Expressed in U.S. dollars, the revenues amounted to $45.3 million for the first quarter of 2004, compared to $49.0 million for the first quarter of 2003.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties’ intent, belief or current expectations regarding future events and trends affecting the parties’ financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on April 28, 2004. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, voice and video conferencing services to over 18,000 clients worldwide, including 200 of the Global 500. The company’s services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 21 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage
Executive Vice President and Chief Financial Officer
Phone: +33 4 99 13 27 66
mike.savage@genesys.com

Tricia Heinrich
Senior Director of Global Public Relations
Phone: +1 415 608 6651
tricia.heinrich@genesys.com

GENESYS CONFERENCING
Consolidated Balance Sheets (French GAAP)
(In thousands of euros, except share data)

	December 31, 2003	March 31, 2004 (unaudited)
ASSETS		
Fixed assets		
Goodwill, net	€ 54,992	€ 54,601
Intangible assets, net	47,504	45,762
Tangible assets, net	22,014	20,987
Financial assets, net	1,255	1,353
Investments in affiliated companies	141	173
Total fixed assets	125,906	122,876
Current assets		
Inventory	29	29
Accounts receivable, less allowances (€2,537 and €2,692 at December 31, 2003 and March 31, 2004, respectively)	30,206	30,813
Deferred tax assets	840	462
Other current assets	10,600	10,843
Prepaid expenses and deferred charges	4,858	4,235
Marketable securities	9,614	11,600
Cash at bank	12,094	14,247
Total current assets	68,241	72,229
Total assets	€ 194,147	€ 195,105
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Ordinary shares, nominal value of €1 per share 18,307,756 shares issued and outstanding at December 31, 2003 and March 31, 2004	€ 18,308	€ 18,308
Common shares to be issued	140	139
Additional paid-in capital	185,080	185,080
Additional paid-in capital to be issued	3,844	3,810
Accumulated deficit	(137,950)	(174,142)
Net loss for the period	(36,544)	(4,124)
Currency translation adjustments	15,945	15,364
Total shareholders' equity	48,823	44,435
Provisions for risks and charges	5,558	5,071
Long-term debt		
Long-term portion of long term debt	82,445	82,592
Long-term portion of capitalized lease obligations	298	237
Total long-term debt	82,743	82,829
Current liabilities		
Bank overdrafts	3,850	4,688
Accounts payable and accrued liabilities	14,353	15,775
Tax payable and deferred compensation	15,611	16,289
Current portion of long-term debt	19,144	21,417
Current portion of capitalized lease obligations	572	498
Deferred revenue	88	171
Other liabilities	3,405	3,932
Total current liabilities	57,023	62,770
Total liabilities and shareholders' equity	€ 194,147	€ 195,105

GENESYS CONFERENCING
Consolidated Statements of Operations (French GAAP)
(Unaudited, in thousands of euros, except share data)

	Three months ended March 31,
	2003	2004

Revenue
Services	€45,571	€36,040
Products	83	178

	45,654	36,218
Cost of Revenue
Services	16,747	13,730
Products	59	28

	16,806	13,758

Gross Profit	28,848	22,460
Operating expenses
Research and development	1,032	1,121
Selling and marketing	8,676	8,966
General and administrative	11,801	10,051
Restructuring charge	-	539
Amortization of intangibles	2,394	1,624

	23,903	22,301

Operating income	4,945	159
Financial expense, net	(1,730)	(2,033)
Equity in income of affiliated companies	4	31
Income tax expense	(940)	(953)
Amortization of goodwill	(1,598)	(1,327)

Net income (loss)	€681	€(4,124)

Basic net income (loss) per share	€0.04	€(0.22)

Diluted net income (loss) per share	€0.04	€(0.22)

Number of outstanding shares used in computing basic net income (loss) per share	15,547,280	18,372,841
Number of outstanding shares used in computing diluted net income (loss) per share	16,152,911	18,372,841

GENESYS CONFERENCING
Notes to the Consolidated Financial Statements
(Unaudited, in thousands of euros)

NOTE A- EBITDA calculation	Three months ended March 31,
	2003	2004

Operating income	€4,945	€159
Amortization of deferred acquisition and deferred financing costs	395	247
Amortization of identifiable intangible assets	2,394	1,624
Depreciation and provisions	3,304	2,925

EBITDA (1)	11,038	4,955

Restructuring charge	-	539
Other non recurring charges	-	1,404

EBITDA before non-recurring items	€11,038	€6,898

NOTE B- DETAIL OF FINANCIAL INCOME (EXPENSE), NET	Three months ended March 31,

Interest and other financial income	€462	€254
Foreign exchange gains	2,350	2,060

Total financial income	2,812	2,314

Interest and other financial expenses	(2,882)	(1,514)
Foreign exchange losses	(1,660)	(2,833)

Total financial charges	(4,542)	(4,347)

Financial expense, net	€(1,730)	€(2,033)

NOTE C- DETAIL OF INCOME TAX EXPENSE	Three months ended March 31,
	2003	2004

Deferred tax expense	€(48)	€(519)
Income tax expense	(892)	(434)

Total income tax expense	€(940)	€(953)

NOTE D DETAIL OF ACCOUNTS RECEIVABLE, NET
	December 31, 2003	March 31, 2004

Billed portion of accounts receivable, net	€23,462	€23,840
Un-billed portion of accounts receivable, net	6,744	6,973

Total accounts receivable, net	€30,206	€30,813

(1)     We believe that EBITDA is a meaningful measure of performance, because it presents our results of operations without the potentially volatile impact (which can be substantial) of goodwill impairment and the non-cash impacting nature of depreciation and amortization

US GAAP ANNEX

GENESYS S.A.
U.S. GAAP CONSOLIDATED BALANCE SHEETS

	December 31, 2003	March 31, 2004

ASSETS	(in thousands of euros, except share data)
Current assets:
Cash and cash equivalents	€ 15,574	€ 20,942
Short-term portion of restricted cash	3,371	3,232
Un-billed accounts receivable	6,744	6,973
Other accounts receivable, less allowances of €2,537 and €2,692
at December 31, 2003 and March 31, 2004, respectively	23,462	23,840
Inventory	29	29
Prepaid expenses	2,286	1,854
Other current assets	8,856	8,871

Total current assets	60,322	65,741
Property and equipment, net	27,284	26,312
Goodwill, net	75,047	75,229
Customer lists, net	42,774	41,319
Technology and other intangibles, net	352	282
Investment in affiliated company	141	173
Deferred tax assets	840	462
Deferred financing costs, net	2,531	2,333
Other assets	1,824	1,954
Long-term portion of restricted cash	2,722	1,632

Total assets	€ 213,837	€ 215,437

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	€ 3,850	€ 4,688
Accounts payable	8,676	11,526
Accrued liabilities	6,627	6,613
Accrued compensation	6,519	6,913
Tax payable	9,092	9,375
Deferred revenue	88	171
Current portion of long-term debt	18,564	19,341
Current portion of capitalized lease obligations	55	19
Current portion of deferred tax liabilities	2,143	2,144
Current portion of other long-term liabilities	1,740	2,920
Other current liabilities	3,242	3,917

Total current liabilities	60,596	67,627
Long-term portion of long-term debt	82,814	82,880
Long-term portion of capitalized lease obligations	107	135
Long-term portion of deferred tax liabilities	11,504	10,705
Long-term portion of other long-term liabilities	3,173	2,005
Shareholders' equity:
Ordinary shares; €1.00 nominal value and 18,307,756 shares issued
and outstanding at December 31, 2003 and March 31, 2004	18,308	18,308
Common shares to be issued : €1.00 nominal value and 65,067 shares
at December 31, 2003 and March 31, 2004	65	65
Additional paid-in capital	197,611	197,130
Accumulated other comprehensive income	15,372	14,996
Deferred compensation	(322)	-
Accumulated deficit	(174,640)	(177,663)

	56,394	52,836
Less cost of treasury shares: 22,131 shares at December 31, 2003
and March 31, 2004	(751)	(751)

Total shareholders' equity	55,643	52,085

Total liabilities and shareholders' equity	€ 213,837	€ 215,437

GENESYS S.A.
U.S. GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months ended March 31,

	2003	2004

	(in thousands, except share data)
Revenue :
Services	€ 45,571	€ 36,040
Products	83	178

	45,654	36,218
Cost of revenue :
Services	16,813	13,771
Products	59	28

	16,872	13,799

Gross profit	28,782	22,419
Operating expenses :
Research and development	1,032	1,121
Selling and marketing	8,676	8,966
General and administrative	11,469	9,644
Restructuring charge	-	1,014
Amortization of intangibles	2,615	1,749

Total operating expenses	23,792	22,494

Operating income (loss)	4,990	(75)
Financial income (expense)
Interest income	59	73
Interest expense	(2,452)	(1,204)
Foreign exchange gain (loss)	4,688	(1,628)
Other financial expense, net	(288)	(418)

Financial income (expense), net	2,007	(3,177)
Equity in income of affiliated company	4	32
Income (loss) before taxes	7,001	(3,220)
Income tax expense	(166)	(156)
Net income (loss)	€ 6,835	€ (3,376)

Basic net income (loss) per share	€ 0.44	€ (0.18)

Diluted net income (loss) per share	€ 0.42	€ (0.18)

Number of shares used in computing basic
net income (loss) per share	15,547,280	18,372,841
Dilution effect on convertible notes	605,631	-
Number of shares used in computing diluted
net income (loss) per share	16,152,911	18,372,841

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 12, 2004

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer